Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of First Quarter 2026
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 1Q 2026	Guidance for 2Q 2026	Full-Year 2026
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$189,831	--	--
Net income/(loss) attributable to common stockholders	$188,611	--	--
Income/(loss) per weighted average common share, diluted	$0.57	$0.12 to $0.14	$0.91 to $1.01
Per Share Metrics			
FFO per common share and unit, diluted	$0.63	$0.62 to $0.64	$2.48 to $2.58
FFO as Adjusted per common share and unit, diluted	$0.62	$0.62 to $0.64	$2.47 to $2.57
Dividend declared per share and unit	$0.435	$0.435	$1.74 [2]
Same-Store Operating Metrics			
Revenue growth/(decline) (Straight-line basis)	0.9%	--	0.25% to 2.25%
Expense growth	4.4%	--	3.00% to 4.50%
NOI growth/(decline) (Straight-line basis)	-0.8%	--	-1.00% to 1.25%
Physical Occupancy	96.6%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	52,782	157	90.5%
Stabilized, Non-Mature	1,299	4	2.0%
Non-Residential / Other	N/A	N/A	1.6%
Joint Venture [3]	5,401	22	5.9%
Total completed	59,482	183	100.0%
Under Development	300	1	-
Total Quarter-end [3][4]	59,782	184	100.0%

Balance Sheet Metrics (adjusted for non-recurring items)	1Q 2026	1Q 2025
Consolidated Interest Coverage Ratio	4.9x	5.1x
Consolidated Fixed Charge Coverage Ratio	4.8x	5.0x
Consolidated Debt as a percentage of Total Assets	32.0%	32.8%
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items [5]	5.6x	5.7x




Meetinghouse, Portland, OR - 2Q26 Acquisition

(1) See Attachment 14 for definitions, other terms and reconciliations.
(2) Annualized for 2026.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes homes that are part of the Debt and Preferred Equity Program as described in Attachment 10.
(5) UDR's Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items is 5.5x when reducing total debt by the $134.8 million in proceeds further described in footnote 2 on Attachment 3.



Attachment 1

Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended March 31,	
	2026	2025
REVENUES:		
Rental income	$ 423,321	$ 419,836
Joint venture management and other fees	2,528	2,112
Total revenues	425,849	421,948
OPERATING EXPENSES:		
Property operating and maintenance	80,732	75,990
Real estate taxes and insurance	59,859	58,745
Property management	13,758	13,645
Other operating expenses	9,415	8,059
Real estate depreciation and amortization	161,268	161,394
General and administrative	19,364	19,495
Casualty-related charges/(recoveries), net	5,729	3,297
Other depreciation and amortization	3,335	7,067
Total operating expenses	353,460	347,692
Gain/(loss) on sale of real estate owned	157,416	47,939
Operating income	229,805	122,195
Income/(loss) from unconsolidated entities	19,696	5,814
Interest expense	(48,576)	(47,701)
Interest income and other income/(expense), net	2,434	1,921
Income/(loss) before income taxes	203,359	82,229
Tax (provision)/benefit, net	(455)	(158)
Net Income/(loss)	202,904	82,071
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(13,061)	(5,339)
Net (income)/loss attributable to noncontrolling interests	(12)	(12)
Net income/(loss) attributable to UDR, Inc.	189,831	76,720
Distributions to preferred stockholders - Series E (Convertible)	(1,220)	(1,206)
Net income/(loss) attributable to common stockholders	$ 188,611	$ 75,514
Income/(loss) per weighted average common share - basic:	$0.58	$0.23
Income/(loss) per weighted average common share - diluted:	$0.57	$0.23
Common distributions declared per share	$0.435	$0.43
Weighted average number of common shares outstanding - basic	327,301	330,628
Weighted average number of common shares outstanding - diluted	330,294	331,717

(1) See Attachment 14 for definitions and other terms.



Attachment 2

Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended March 31,			
		2026		2025
Net income/(loss) attributable to common stockholders	$	**188,611**	$	75,514
Real estate depreciation and amortization		**161,268**		161,394
Noncontrolling interests		**13,073**		5,351
Real estate depreciation and amortization on unconsolidated joint ventures		**15,481**		12,766
Net (gain)/loss on the sale of depreciable real estate owned, net of tax		**(157,416)**		(47,939)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	**221,017**	$	207,086
Distributions to preferred stockholders - Series E (Convertible) [2]		**1,220**		1,206
FFO attributable to common stockholders and unitholders, diluted	$	**222,237**	$	208,292
FFO per weighted average common share and unit, basic	$	**0.63**	$	0.59
FFO per weighted average common share and unit, diluted	$	**0.63**	$	0.58
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		**350,012**		353,527
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		**353,005**		357,432
Impact of adjustments to FFO:				
Legal and other costs	$	**5,183**	$	3,805
Realized and unrealized (gain)/loss on real estate technology investments, net of tax		**(15,434)**		211
Severance costs		**-**		499
Software transition related costs		**-**		2,967
Casualty-related charges/(recoveries)		**5,729**		3,297
Total impact of adjustments to FFO	$	**(4,522)**	$	10,779
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	**217,715**	$	219,071
FFO as Adjusted per weighted average common share and unit, diluted	$	**0.62**	$	0.61
Recurring capital expenditures, inclusive of unconsolidated joint ventures		**(20,699)**		(18,405)
AFFO attributable to common stockholders and unitholders, diluted	$	**197,016**	$	200,666
AFFO per weighted average common share and unit, diluted	$	**0.56**	$	0.56

(1) See Attachment 14 for definitions and other terms.

(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three months ended March 31, 2026 and March 31, 2025. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		March 31, 2026		December 31, 2025
ASSETS				
Real estate owned:				
Real estate held for investment	$	16,116,838	$	16,415,000
Less: accumulated depreciation		(7,378,368)		(7,374,546)
Real estate held for investment, net		8,738,470		9,040,454
Real estate under development				
(net of accumulated depreciation of $0 and $0)		91,742		72,885
Total real estate owned, net of accumulated depreciation		8,830,212		9,113,339
Cash and cash equivalents		1,300		1,222
Restricted cash		33,498		35,710
Notes receivable, net		153,564		149,979
Investment in and advances to unconsolidated joint ventures, net		757,689		886,492
Operating lease right-of-use assets		186,641		187,624
Other assets [2]		370,870		231,308
Total assets	$	10,333,774	$	10,605,674
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	959,597	$	961,180
Unsecured debt		4,703,719		4,860,189
Operating lease liabilities		181,995		182,963
Real estate taxes payable		35,378		45,640
Accrued interest payable		27,817		51,698
Security deposits and prepaid rent		59,557		61,205
Distributions payable		152,871		151,934
Accounts payable, accrued expenses, and other liabilities		107,072		142,102
Total liabilities		6,228,006		6,456,911
Redeemable noncontrolling interests in the OP and DownREIT Partnership		819,753		859,966
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at March 31, 2026 and December 31, 2025:				
2,600,678 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,600,678 shares at December 31, 2025)		43,192		43,192
10,026,490 shares of Series F outstanding (10,105,845 shares at December 31, 2025)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at March 31, 2026 and December 31, 2025:				
325,894,030 shares issued and outstanding (328,273,044 shares at December 31, 2025)		3,259		3,283
Additional paid-in capital		7,384,029		7,480,594
Distributions in excess of net income		(4,147,206)		(4,240,268)
Accumulated other comprehensive income/(loss), net		2,405		1,660
Total stockholders' equity		3,285,680		3,288,462
Noncontrolling interests		335		335
Total equity		3,286,015		3,288,797
Total liabilities and equity	$	10,333,774	$	10,605,674

(1) See Attachment 14 for definitions and other terms.
(2) As of March 31, 2026, UDR had $134.8 million due from a qualified intermediary related to the sale of real estate in connection with a like-kind exchange under Section 1031 of the Internal Revenue Code, which is intended to qualify for nonrecognition of gain. The proceeds were received from the intermediary in April 2026 and were used to repay amounts outstanding under our $1.3 billion line of credit.



Attachment 4(A)

Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2026	December 31, 2025
Common shares	325,894,030	328,273,044
Restricted unit and common stock equivalents	-	158,633
Operating and DownREIT Partnership units	22,773,248	22,531,708
Series E cumulative convertible preferred shares [2]	2,815,608	2,815,608
Total common shares, OP/DownREIT units, and common stock equivalents	351,482,886	353,778,993

Weighted Average Number of Shares Outstanding	1Q 2026	1Q 2025
Weighted average number of common shares and OP/DownREIT units outstanding - basic	350,011,667	353,527,384
Weighted average number of OP/DownREIT units outstanding	(22,710,775)	(22,899,196)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	327,300,892	330,628,188
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	353,004,578	357,431,948
Weighted average number of OP/DownREIT units outstanding	(22,710,775)	(22,899,196)
Weighted average number of Series E cumulative convertible preferred shares outstanding	-	(2,815,608)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	330,293,803	331,717,144

(1) See Attachment 14 for definitions and other terms.

(2) At March 31, 2026 and December 31, 2025 there were 2,600,678 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,815,608 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

Selected Financial Information
March 31, 2026
(Unaudited) [1]

Debt Structure, In thousands			Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$	935,789	16.5%	3.46%	3.4
	Floating		27,000	0.5%	2.56%	6.0
	Combined		962,789	17.0%	3.43%	3.5
Unsecured	Fixed		4,225,000 [2]	74.4%	3.15%	4.8
	Floating		489,553	8.6%	4.34%	1.7
	Combined		4,714,553	83.0%	3.28%	4.4
Total Debt	Fixed		5,160,789	90.9%	3.21%	4.5
	Floating		516,553	9.1%	4.25%	1.9
	Combined		5,677,342	100.0%	3.30%	4.3
	Total Non-Cash Adjustments [3]		(14,026)			
	Total per Balance Sheet	$	5,663,316		3.37%	

Debt Maturities, In thousands

	Secured Debt [4]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [5] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2026	$ 54,986	$ 300,000	$ 170,000	$ 524,986	9.2%	3.37%
2027	6,939	300,000	9,553	316,492	5.6%	3.54%
2028	166,526	300,000	135,000	601,526	10.6%	3.87%
2029	315,811	650,000	-	965,811	17.1%	4.05%
2030	230,597	600,000	-	830,597	14.6%	3.34%
2031	160,930	600,000	-	760,930	13.4%	2.92%
2032	27,000	400,000	-	427,000	7.5%	2.13%
2033	-	650,000	-	650,000	11.4%	1.99%
2034	-	600,000	-	600,000	10.6%	4.04%
2035	-	-	-	-	-	-
Thereafter	-	-	-	-	-	-
	962,789	4,400,000	314,553	5,677,342	100.0%	3.30%
Total Non-Cash Adjustments [3]	(3,192)	(10,834)	-	(14,026)		
Total per Balance Sheet	$ 959,597	$ 4,389,166	$ 314,553	$ 5,663,316		3.37%

(1) See Attachment 14 for definitions and other terms.

(2) Includes amounts on our $350.0 million unsecured Term Loan that have been swapped to fixed. The amounts swapped to fixed are $175.0 million at a weighted average rate of 4.04% that expires in October 2027. The amounts that have not been swapped to fixed carry an interest rate of SOFR plus 85.0 basis points. The $350.0 million Term Loan has a maturity date of January 2029 plus two one-year extension options.

(3) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(4) Includes principal amortization, as applicable.

(5) The 2026 maturity reflects the $170.0 million of principal outstanding at an interest rate of 4.13%, the equivalent of SOFR plus a spread of 45.0 basis points, on the Company's unsecured commercial paper program as of March 31, 2026. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million.

(6) There was $135.0 million outstanding on our $1.3 billion line of credit at March 31, 2026. The facility has a maturity date of August 2028, plus two six-month extension options and currently carries an interest rate equal to SOFR plus 77.5 basis points.

(7) There was $9.6 million outstanding on our $75.0 million working capital credit facility at March 31, 2026. The facility has a maturity date of January 2027 plus two one-year extension options. The working capital credit facility currently carries an interest rate equal to SOFR plus 77.5 basis points.



Attachment 4(C)

Selected Financial Information

(Dollars in Thousands)

(Unaudited) [1]

Coverage Ratios		Quarter Ended March 31, 2026
Net income/(loss)	$	202,904
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		48,576
Real estate depreciation and amortization		161,268
Other depreciation and amortization		3,335
Tax provision/(benefit), net		455
Net (gain)/loss on the sale of depreciable real estate owned		(157,416)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		21,657
EBITDAre	$	280,779
Casualty-related charges/(recoveries), net		5,729
Legal and other costs		5,183
Realized and unrealized (gain)/loss on real estate technology investments		1,597
(Income)/loss from unconsolidated entities		(19,696)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(21,657)
Management fee expense on unconsolidated joint ventures		(1,104)
Consolidated EBITDAre - adjusted for non-recurring items	$	250,831
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	1,003,324
Interest expense, including debt extinguishment and other associated costs		48,576
Capitalized interest expense		2,163
Total interest	$	50,739
Preferred dividends	$	1,220
Total debt	$	5,663,316
Cash		(1,300)
Net debt	$	5,662,016
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.9x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.8x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items [2]		**5.6x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [3]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.3% [3]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.7x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.2%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	370.9%	Yes

Senior Unsecured Note Covenants [4]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	32.0% [4]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.9x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	5.4%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	323.3%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	1Q 2026 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	46,446	$ 252,638	89.4%	$ 14,495,942	89.4%
Encumbered assets	7,635	30,092	10.6%	1,712,638	10.6%
	54,081	$ 282,730	100.0%	$ 16,208,580	100.0%

(1) See Attachment 14 for definitions and other terms.
(2) See footnote 5 on Financial Highlights.
(3) As defined in our credit agreement dated September 15, 2021, as amended.
(4) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended March 31, 2026		Quarter Ended December 31, 2025		Quarter Ended September 30, 2025		Quarter Ended June 30, 2025		Quarter Ended March 31, 2025
Revenues										
Same-Store Communities	52,782	$	398,646	$	400,286	$	401,295	$	397,170	$	395,255
Stabilized, Non-Mature Communities	1,299		9,425		7,847		6,352		4,669		3,232
Non-Residential / Other	-		7,741		7,911		8,059		7,523		7,198
Total	54,081	$	415,812	$	416,044	$	415,706	$	409,362	$	405,685
Expenses										
Same-Store Communities		$	131,725	$	124,664	$	128,086	$	123,396	$	126,175
Stabilized, Non-Mature Communities			3,318		2,274		1,771		1,934		1,529
Non-Residential / Other			3,074		3,712		3,456		3,421		2,967
Total [2]		$	138,117	$	130,650	$	133,313	$	128,751	$	130,671
Net Operating Income										
Same-Store Communities		$	266,921	$	275,622	$	273,209	$	273,774	$	269,080
Stabilized, Non-Mature Communities			6,107		5,573		4,581		2,735		1,703
Non-Residential / Other			4,667		4,199		4,603		4,102		4,231
Total		$	277,695	$	285,394	$	282,393	$	280,611	$	275,014
Operating Margin										
Same-Store Communities			67.0%		68.9%		68.1%		68.9%		68.1%
Weighted Average Physical Occupancy										
Same-Store Communities			96.6%		96.9%		96.7%		96.9%		97.2%
Stabilized, Non-Mature Communities			95.2%		95.2%		93.2%		89.3%		85.1%
Other [3]			-		96.8%		96.5%		96.7%		97.0%
Total			96.5%		96.8%		96.6%		96.7%		97.2%
Sold Communities										
Revenues	-	$	7,509	$	12,781	$	13,588	$	13,639	$	14,151
Expenses [2]			2,474		3,623		3,846		3,870		4,064
Net Operating Income/(Loss)		$	5,035	$	9,158	$	9,742	$	9,769	$	10,087
Total	54,081	$	282,730	$	294,552	$	292,135	$	290,380	$	285,101

Non-Mature Home Breakout - By Date

	Category	# of Homes	Market	Estimated Same-Store Quarter [4]
Villas at Fiori	Stabilized, Non-Mature	85	Dallas, TX	2Q26
101 N. Meridian	Stabilized, Non-Mature	330	Tampa, FL	3Q26
Broadridge	Stabilized, Non-Mature	478	Philadelphia, PA	1Q27
The Enclave at Potomac Club	Stabilized, Non-Mature	406	Metropolitan DC	1Q27
Total		**1,299**		

(1) See Attachment 14 for definitions and other terms.
(2) The summation of Total expenses and Sold Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(3) Includes occupancy of Sold Communities.
(4) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 6

Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 1Q 2026 SS Operating Expenses	1Q 2026	1Q 2025	% Change
Personnel	14.9%	$ 19,645	$ 18,887	4.0%
Utilities	15.4%	20,324	18,769	8.3%
Repair and maintenance	19.5%	25,653	24,033	6.7%
Administrative and marketing	7.5%	9,875	9,385	5.2%
Controllable expenses	57.3%	75,497	71,074	6.2%
Real estate taxes	38.8%	$ 51,072	$ 50,103	1.9%
Insurance	3.9%	5,156	4,998	3.1%
Same-Store operating expenses	100.0%	$ 131,725	$ 126,175	4.4%
Same-Store Homes		52,782		

Sequential Comparison	% of 1Q 2026 SS Operating Expenses	1Q 2026	4Q 2025	% Change
Personnel	14.9%	$ 19,645	$ 18,227	7.8%
Utilities	15.4%	20,324	18,136	12.1%
Repair and maintenance	19.5%	25,653	22,562	13.7%
Administrative and marketing	7.5%	9,875	9,753	1.3%
Controllable expenses	57.3%	75,497	68,678	9.9%
Real estate taxes	38.8%	$ 51,072	$ 50,502	1.1%
Insurance	3.9%	5,156	5,484	-6.0%
Same-Store operating expenses	100.0%	$ 131,725	$ 124,664	5.7%
Same-Store Homes		52,782		

(1) See Attachment 14 for definitions and other terms.



Attachment 7

Apartment Home Breakout
Portfolio Overview as of Quarter Ended
March 31, 2026
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,305	-	4,305	701	5,006	$ 3,220
San Francisco, CA	3,317	-	3,317	602	3,919	3,808
Seattle, WA	2,525	-	2,525	284	2,809	2,967
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,407
Los Angeles, CA	1,225	-	1,225	340	1,565	3,429
	12,939	**-**	**12,939**	**1,927**	**14,866**	
Northeast Region						
Boston, MA	4,667	-	4,667	876	5,543	3,309
New York, NY	1,945	-	1,945	710	2,655	5,286
Philadelphia, PA	1,172	478	1,650	290	1,940	2,502
	7,784	**478**	**8,262**	**1,876**	**10,138**	
Mid-Atlantic Region						
Metropolitan DC	9,119	406	9,525	360	9,885	2,507
Baltimore, MD	1,721	-	1,721	-	1,721	2,113
	10,840	**406**	**11,246**	**360**	**11,606**	
Southeast Region						
Tampa, FL	3,611	330	3,941	-	3,941	2,226
Orlando, FL	3,293	-	3,293	200	3,493	1,894
Nashville, TN	2,261	-	2,261	-	2,261	1,721
	9,165	**330**	**9,495**	**200**	**9,695**	
Southwest Region						
Dallas, TX	7,364	85	7,449	-	7,449	1,781
Austin, TX	1,880	-	1,880	-	1,880	1,730
	9,244	**85**	**9,329**	**-**	**9,329**	
Other Markets [5]	**2,810**	**-**	**2,810**	**1,038**	**3,848**	2,340
Totals	**52,782**	**1,299**	**54,081**	**5,401**	**59,482**	$ **2,647**
Communities [6]	**157**	**4**	**161**	**22**	**183**	

	Homes	Communities
Total completed homes	**59,482**	**183**
Under Development [7]	300	1
Total Quarter-end homes and communities	**59,782**	**184**

(1) See Attachment 14 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 10 for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 10 for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (292 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (220 wholly owned, 256 JV homes) and Richmond (841 wholly owned, 518 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 8(A)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2026
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 1Q 2026 NOI	Physical Occupancy 1Q 2026	Revenue per Occupied Home 1Q 2026	% Increase/(Decrease) over Prior Year Quarter				
					Revenue	Expense	NOI	Physical Occupancy	Revenue per Occupied Home
West Region									
Orange County, CA	4,305	11.2%	96.2%	$ 3,221	1.8%	8.8%	-0.3%	-1.1%	3.0%
San Francisco, CA	3,317	9.2%	97.7%	3,699	6.3%	6.0%	6.4%	0.5%	5.7%
Seattle, WA	2,525	6.0%	97.0%	2,978	0.5%	8.2%	-2.1%	-0.7%	1.3%
Monterey Peninsula, CA	1,567	3.1%	97.3%	2,407	3.1%	6.5%	2.0%	1.4%	1.8%
Los Angeles, CA	1,225	2.9%	96.2%	3,255	-1.5%	12.9%	-7.4%	-1.1%	-0.4%
	12,939	**32.4%**	**96.9%**	**3,201**	**2.7%**	**8.0%**	**0.7%**	**-0.3%**	**3.0%**
Northeast Region									
Boston, MA	4,667	11.6%	96.3%	3,348	0.6%	5.1%	-1.3%	-0.9%	1.5%
New York, NY	1,945	6.1%	98.5%	5,219	4.1%	2.3%	5.7%	0.5%	3.6%
Philadelphia, PA	1,172	2.0%	96.3%	2,615	2.9%	14.0%	-3.0%	-0.7%	3.7%
	7,784	**19.7%**	**96.8%**	**3,705**	**2.1%**	**4.7%**	**0.6%**	**-0.5%**	**2.5%**
Mid-Atlantic Region									
Metropolitan DC	9,119	16.5%	96.3%	2,507	0.5%	5.0%	-1.6%	-1.4%	2.0%
Baltimore, MD	1,721	2.6%	96.4%	2,113	0.9%	3.8%	-0.6%	-0.7%	1.6%
	10,840	**19.1%**	**96.3%**	**2,444**	**0.5%**	**4.8%**	**-1.5%**	**-1.3%**	**1.9%**
Southeast Region									
Tampa, FL	3,611	5.4%	96.4%	2,148	-1.7%	2.2%	-3.6%	-0.8%	-0.9%
Orlando, FL	3,293	4.6%	96.4%	1,897	-1.8%	1.6%	-3.2%	-0.7%	-1.0%
Nashville, TN	2,261	2.9%	95.7%	1,721	-2.3%	5.3%	-5.5%	-0.9%	-1.5%
	9,165	**12.9%**	**96.2%**	**1,952**	**-1.8%**	**2.6%**	**-3.9%**	**-0.8%**	**-1.1%**
Southwest Region									
Dallas, TX	7,364	8.9%	96.9%	1,761	-0.8%	-0.5%	-1.0%	-0.4%	-0.5%
Austin, TX	1,880	2.0%	96.7%	1,730	-5.0%	-2.1%	-7.2%	-0.8%	-4.3%
	9,244	**10.9%**	**96.9%**	**1,755**	**-1.7%**	**-0.8%**	**-2.2%**	**-0.4%**	**-1.3%**
Other Markets	**2,810**	**5.0%**	**95.8%**	**2,345**	**-0.4%**	**3.1%**	**-1.7%**	**-0.5%**	**0.1%**
Total/Weighted Avg.	**52,782**	**100.0%**	**96.6%**	**$ 2,605**	**0.9%**	**4.4%**	**-0.8%**	**-0.6%**	**1.5%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(B)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2026
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 1Q 2026 NOI	Physical Occupancy 1Q 2026	Revenue per Occupied Home 1Q 2026	% Increase/(Decrease) over Last Quarter				
					Revenue	Expense	NOI	Physical Occupancy	Revenue per Occupied Home
West Region									
Orange County, CA	4,305	11.2%	96.2%	$ 3,221	-0.2%	8.6%	-2.8%	-0.5%	0.4%
San Francisco, CA	3,317	9.2%	97.7%	3,699	1.2%	3.3%	0.3%	0.4%	0.8%
Seattle, WA	2,525	6.0%	97.0%	2,978	-2.2%	6.9%	-5.2%	-0.1%	-2.1%
Monterey Peninsula, CA	1,567	3.1%	97.3%	2,407	0.3%	-0.3%	0.5%	0.4%	0.0%
Los Angeles, CA	1,225	2.9%	96.2%	3,255	-2.4%	10.8%	-7.9%	-0.2%	-2.3%
	12,939	**32.4%**	**96.9%**	**3,201**	**-0.3%**	**5.9%**	**-2.6%**	**0.0%**	**-0.3%**
Northeast Region									
Boston, MA	4,667	11.6%	96.3%	3,348	-0.5%	12.8%	-5.6%	-0.1%	-0.3%
New York, NY	1,945	6.1%	98.5%	5,219	-0.5%	5.3%	-5.0%	0.5%	-1.1%
Philadelphia, PA	1,172	2.0%	96.3%	2,615	1.5%	20.7%	-7.6%	-0.3%	1.9%
	7,784	**19.7%**	**96.8%**	**3,705**	**-0.3%**	**10.2%**	**-5.6%**	**0.0%**	**-0.3%**
Mid-Atlantic Region									
Metropolitan DC	9,119	16.5%	96.3%	2,507	0.1%	8.8%	-3.8%	-0.3%	0.4%
Baltimore, MD	1,721	2.6%	96.4%	2,113	-1.1%	7.1%	-5.0%	-1.0%	0.0%
	10,840	**19.1%**	**96.3%**	**2,444**	**-0.1%**	**8.5%**	**-3.9%**	**-0.4%**	**0.3%**
Southeast Region									
Tampa, FL	3,611	5.4%	96.4%	2,148	-0.8%	-2.3%	0.1%	-0.3%	-0.4%
Orlando, FL	3,293	4.6%	96.4%	1,897	-1.1%	1.8%	-2.4%	-0.3%	-0.7%
Nashville, TN	2,261	2.9%	95.7%	1,721	-1.8%	10.0%	-6.5%	-0.7%	-1.1%
	9,165	**12.9%**	**96.2%**	**1,952**	**-1.1%**	**1.4%**	**-2.3%**	**-0.5%**	**-0.7%**
Southwest Region									
Dallas, TX	7,364	8.9%	96.9%	1,761	-0.5%	0.8%	-1.2%	-0.6%	0.1%
Austin, TX	1,880	2.0%	96.7%	1,730	-0.8%	-3.0%	1.0%	-0.1%	-0.6%
	9,244	**10.9%**	**96.9%**	**1,755**	**-0.5%**	**-0.1%**	**-0.8%**	**-0.5%**	**0.0%**
Other Markets	**2,810**	**5.0%**	**95.8%**	**2,345**	**-0.7%**	**0.8%**	**-1.3%**	**-0.7%**	**0.0%**
Total/Weighted Avg.	**52,782**	**100.0%**	**96.6%**	**$ 2,605**	**-0.4%**	**5.7%**	**-3.2%**	**-0.3%**	**-0.1%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(C)

Same-Store Operating Information By Major Market
March 31, 2026
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover	
	1Q 2026	1Q 2026	1Q 2026	1Q 2026	1Q 2025
West Region	4.3%	3.4%	5.0%	30.6%	31.4%
Northeast Region	2.1%	-3.1%	6.1%	24.0%	26.3%
Mid-Atlantic Region	0.8%	-5.3%	6.2%	25.9%	28.0%
Southeast Region	-2.5%	-8.1%	3.7%	33.4%	37.3%
Southwest Region	0.0%	-5.1%	4.9%	31.3%	36.3%
Other Markets	-0.9%	-5.8%	3.8%	30.9%	38.8%
Total/Weighted Avg.	1.6%	-2.4%	5.2%	29.0%	32.0%

(1) See Attachment 14 for definitions and other terms.



Attachment 9

Development and Land Summary
March 31, 2026
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
3099 Iowa	Riverside, CA	300	-	$ 91,742	$ 133,600	$ 445	1Q25	4Q26	1Q27	N/A	N/A
Total Under Construction		**300**	**-**	**$ 91,742**	**$ 133,600**	**$ 445**					
Total - Wholly Owned		**300**	**-**	**$ 91,742**	**$ 133,600**	**$ 445**					

NOI From Wholly-Owned Projects	1Q 26
Projects Under Construction	$ -
Total	**$ -**

Land Summary	Location	UDR Ownership Interest	Real Estate Cost Basis
Total Land (7 parcels)	**Various**	**100%**	**$ 245,711**

(1) See Attachment 14 for definitions and other terms.



Attachment 10

Unconsolidated and Debt and Preferred Equity Program Summary
March 31, 2026
(Dollars in Thousands)
(Unaudited) [1]

Unconsolidated Joint Ventures and Partnerships

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 1Q 26	Total Rev. per Occ. Home 1Q 26	Net Operating Income UDR's Share 1Q 26
UDR / MetLife	50%	13	2,837	96.6%	$ 4,373	$ 10,789
UDR / LaSalle	51%	9	2,564	96.5%	2,490	6,538
Total		**22**	**5,401**	**96.6%**	**$ 3,473**	**$ 17,327**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [2]	Total Project Debt [2]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,759,019	$ 844,361	$ 190,510	3.87%	2027-2031
UDR / LaSalle	856,662	297,802	235,936	5.36%	2028-2033
Total	**$ 2,615,681**	**$ 1,142,163**	**$ 426,446**	**4.26%**	

Debt and Preferred Equity Program [3][4]

Investment Classifications	# of Commitments	UDR Investment Commitment	UDR Investment Balance	Contractual Return Rate	Weighted Avg. Years to Maturity
Non-Stabilized Communities - Preferred Equity	1	$ 16,044	$ 27,992	14.0%	0.3
Non-Stabilized Communities - Loans	2	84,123	114,442	11.0%	0.7
Stabilized Communities - Preferred Equity [5]	9	237,641	244,823	9.7%	2.4
Total Debt and Preferred Equity Program	**12**	**$ 337,808**	**$ 387,257**	**10.2%**	**1.9**

	1Q 26
Income/(loss) from investments [6]	$ 10,671

Other Unconsolidated Investments [7]	UDR Investment [8] Commitment	Funded	Balance	Income/(Loss) from Investments 1Q 26 [9]
Total Real Estate Technology and Sustainability Investments	$ 169,000	$ 134,920	$ 158,743	$ 15,815

(1) See Attachment 14 for definitions and other terms.
(2) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(3) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(4) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amounts funded plus accrued and unpaid return prior to the period end as well as any non-cash impairment losses or loan reserves.
(5) During the quarter, UDR received aggregate proceeds of approximately $138.9 million from the full repayment of two preferred equity investments.
(6) When excluding UDR's share of recorded real estate depreciation and amortization on debt and preferred equity investments for the three months ended March 31, 2026, the amount is approximately $11.7 million.
(7) Other unconsolidated investments represent UDR's investments in nine real estate technology and climate technology funds.
(8) Investment commitment represents maximum equity contractually required to be funded, and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amounts funded plus undistributed realized/unrealized gain/(loss), less $31.3 million of cash and stock distributed prior to the period end.
(9) Income/(loss) from investments is deducted/added back to FFOA.



Attachment 11

Acquisitions, Dispositions, and Debt and Preferred Equity Program Summary
March 31, 2026
(Dollars in Thousands)
(Unaudited) [1]

Dispositions - Wholly-Owned

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Mar-26	Steele Creek	Denver, CO	100%	0%	$ 137,300	$ -	218	$ 630
Mar-26	Rodgers Forge	Baltimore, MD	100%	0%	105,200	-	498	211
Mar-26	Milehouse	Seattle, WA	100%	0%	78,500	-	177	444
Mar-26	Summit West	Tampa, FL	100%	0%	41,000	-	266	154
					$ 362,000	$ -	1,159	$ 312

Redemptions - Debt and Preferred Equity Program

Date of Redemption	Investment Classification	Market	UDR Initial Investment Commitment	Proceeds Received at Redemption	Proceeds Received Life to Date
Feb-26	Stabilized Communities	Various	$ 102,000	$ 104,822	$ 132,600
Feb-26	Non-Stabilized Community	Washington, DC	52,163	34,042	72,515
			$ 154,163	$ 138,864	$ 205,115

(1) See Attachment 14 for definitions and other terms.
(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness, and excludes deferred financing costs.



Attachment 12

Capital Expenditure and Repair and Maintenance Summary
March 31, 2026
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Three Months Ended March 31, 2026		Cost per Home
Average number of homes [3]	54,854		
Total Recurring Cap Ex	$ 19,587	$	357
NOI Enhancing Cap Ex	13,064		238
Total Recurring and NOI Enhancing Cap Ex	$ 32,651	$	595

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended March 31, 2026		Cost per Home
Average number of homes [3]	54,854		
Total Repair and Maintenance	$ 26,925	$	491

(1) See Attachment 14 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 13

2Q 2026 and Full-Year 2026 Guidance
March 31, 2026
(Unaudited) [1]

Net Income, FFO and FFO as Adjusted per Share and Unit Guidance	2Q 2026	Full-Year 2026	Prior Guidance	Full-Year 2026 Guidance Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.12 to $0.14	$0.91 to $1.01	$0.45 to $0.55	$0.46
FFO per common share and unit, diluted	$0.62 to $0.64	$2.48 to $2.58	$2.47 to $2.57	$0.01
FFO as Adjusted per common share and unit, diluted	$0.62 to $0.64	$2.47 to $2.57	$2.47 to $2.57	-
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted (in millions)	350.5	351.3	354.3	(3.0)
Annualized dividend per share and unit		$1.74	$1.74	-

Same-Store Guidance (Straight-line basis)	Full-Year 2026	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline)	0.25% to 2.25%	0.25% to 2.25%	-
Expense growth	3.00% to 4.50%	3.00% to 4.50%	-
NOI growth / (decline)	-1.00% to 1.25%	-1.00% to 1.25%	-

Investment Guidance ($ in millions)	Full-Year 2026	Prior Guidance	Change from Prior Midpoint
Dispositions - Consolidated and Joint Venture (at share)	$360 to $600	$300 to $600	$30
Acquisitions - Consolidated and Joint Venture (at share)	$100 to $200	$100 to $200	-
Capital Expenditures - Recurring, NOI Enhancing, and Redevelopment	$220 to $260	$220 to $260	-

Corporate Expense Guidance ($ in millions)	Full-Year 2026	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$185 to $195	$185 to $195	-
General and Administrative expense, net of adjustments for FFO as Adjusted	$65 to $75	$65 to $75	-

(1) See Attachment 14 for definitions and other terms.



Attachment 14(A)

Definitions and Reconciliations
March 31, 2026
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities and the Company's proportionate share of recurring capital expenditures on unconsolidated partnerships and joint ventures, that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Contractual Return Rate: The Company defines Contractual Return Rate as the rate of return or interest rate that the Company is entitled to receive on a preferred equity investment or loan, as specified in the applicable agreement.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter. Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter. Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 14(B)

Definitions and Reconciliations
March 31, 2026
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs, software transition related costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	1Q 2026
Income/(loss) from unconsolidated entities	$ 19,696
Management fee	1,104
Interest expense	6,176
Depreciation	14,364
General and administrative	138
Preferred Equity Program (excludes loans)	(7,147)
Other (income)/expense	27
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	(17,031)
Total Joint Venture NOI at UDR's Ownership Interest	**$ 17,327**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2026	4Q 2025	3Q 2025	2Q 2025	1Q 2025
Net income/(loss) attributable to UDR, Inc.	$ 189,831	$ 222,902	$ 40,409	$ 37,673	$ 76,720
Property management	13,758	13,937	13,952	13,747	13,645
Other operating expenses	9,415	7,947	6,975	7,753	8,059
Real estate depreciation and amortization	161,268	163,610	165,926	163,191	161,394
Interest expense	48,576	49,684	50,569	48,665	47,701
Casualty-related charges/(recoveries), net	5,729	3,248	1,755	3,382	3,297
General and administrative	19,364	22,948	22,732	19,929	19,495
Tax provision/(benefit), net	455	37	382	258	158
(Income)/loss from unconsolidated entities	(19,696)	(4,934)	(14,011)	(3,629)	(5,814)
Interest income and other (income)/expense, net	(2,434)	(5,406)	(3,714)	(8,134)	(1,921)
Joint venture management and other fees	(2,528)	(4,281)	(2,570)	(2,398)	(2,112)
Other depreciation and amortization	3,335	4,451	7,009	7,387	7,067
(Gain)/loss on sale of real estate owned	(157,416)	(194,974)	-	-	(47,939)
Net income/(loss) attributable to noncontrolling interests	13,073	15,383	2,721	2,556	5,351
Total consolidated NOI	**$ 282,730**	**$ 294,552**	**$ 292,135**	**$ 290,380**	**$ 285,101**



Attachment 14(C)

Definitions and Reconciliations
March 31, 2026
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a straight-line basis, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 14(D)

Definitions and Reconciliations
March 31, 2026
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2026 and second quarter of 2026 to forecasted FFO and FFO as Adjusted per share and unit:

| | Full-Year 2026 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.91	$	1.01
Conversion from GAAP share count		(0.07)		(0.07)
Net gain on the sale of depreciable real estate owned		(0.45)		(0.45)
Depreciation		2.02		2.02
Noncontrolling interests		0.06		0.06
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**2.48**	$	**2.58**
Legal and other costs		0.01		0.01
Casualty-related charges/(recoveries)		0.02		0.02
Realized/unrealized (gain)/loss on real estate technology investments		(0.04)		(0.04)
Forecasted FFO as Adjusted per diluted share and unit	$	**2.47**	$	**2.57**

| | 2Q 2026 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.12	$	0.14
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.50		0.50
Noncontrolling interests		0.01		0.01
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.62**	$	**0.64**
Legal and other costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized (gain)/loss on real estate technology investments		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.62**	$	**0.64**



Forward-Looking Statements
March 31, 2026
(Unaudited)

Forward-Looking Statements

Certain statements made in this supplement may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions, conflicts and wars, government shutdowns, and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this supplement, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.